October 26, 2010

William P. Utt
President and Chief Executive Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

      Re: KBR, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 25, 2010
              File No. 1-33146
              Response Letter Dated October 20, 2010

Dear Mr. Utt:

      We have reviewed your response letter dated October 20, 2010, and we have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. You state in your letter dated October 20, 2010, that "it appears that GVA's former Managing Director may have engaged in some procurement activities for Iranian nationals associated with the KSSDUP project in the period since 2007." Please tell us the types of goods and/or services it appears the former Managing Director procured for those persons since 2007, whether these goods and/or services were intended for use in connection with the KSSDUP project, whether these procurement activities by your former Managing Director were within the scope of his service to KBR, how extensive these procurement activities were, and the period during which these activities appears to have occurred.

2. Please expand the discussion in your letter dated October 20, 2010, under "Materiality in Qualitative Terms" to discuss specifically your former Managing Director's above-referenced procurement of goods and/or services for Iranian nationals associated with the KSSDUP project.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance